

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2023

Matthew Angel
Chief Executive Officer and President
Eterna Therapeutics Inc.
1035 Cambridge Street, Suite 18A
Cambridge, MA 02141

> **Re: Eterna Therapeutics Inc.**
> **Registration Statement on Form S-1**
> **Filed April 17, 2023**
> **File No. 333-271279**

Dear Matthew Angel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Win Rutherfurd